

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

December 10, 2010

Michael Schaffer
Chief Executive Officer
Case Financial, Inc.
7668 El Camino Real, Ste.104-106
Carlsbad, CA 92009

> **Re: Case Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed January 13, 2010**
> **Form 10-Q for the Quarterly Period Ended December 31, 2009**
> **Filed February 22, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 24, 2010**
> **Form 10-Q Am. 2 for the Quarterly Period Ended June 30, 2010**
> **Filed September 15, 2010**
> **File No. 000-27757**

Dear Mr. Schaffer:

We have reviewed your response letter dated November 23, 2010 and have the following comment. As noted in our comment letter dated February 12, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the quarterly period ended March 31, 2010

1. We note your response to prior comments two and three and your intent to file an amended Form 10-Q for the quarterly period ended March 31, 2010 and we await your amendment.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.

Michael Schaffer
Case Financial, Inc.
December 10, 2010
Page 2

Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,
/s/ Andrew Mew
Accounting Branch Chief